Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of FIRST PHOSPHATE CORP. (the “Company”) will be held on August 23, 2024 at 12:00 p.m. (EST).

The Meeting will be held for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the fiscal years ended February 29, 2024 and February 28, 2023;
2.	to reappoint the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration of the auditors;
3.	to fix the number of directors of the Company for the ensuing year at four (4);
4.	to elect the directors of the Company; and
5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the “Circular”) accompanying this notice.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

The Company will be holding its meeting in a virtual only format, via the Zoom meeting platform (“Zoom”), as permitted by the Business Corporations Act (British Columbia). Shareholders will have an equal opportunity to attend at the Meeting online regardless of geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest but will not be able to vote at the Meeting. This is because the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” in the Circular.

In order to access the Meeting, Shareholders will have two options, via teleconference or through Zoom (which requires internet connectivity). Any Shareholders wishing to view materials at the Meeting that may be presented by the Company's management will need to utilize the Zoom application, but any Shareholder may listen to the Meeting via teleconference. Registered Shareholders participating via teleconference will not be able to vote in person at the Meeting as the Company's scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting, Shareholders will phone +1 647 374 4685 and enter the Meeting ID: 537 059 3766. A passcode will not be required.

In order to access the Meeting through Zoom, Shareholders will need to download the application, load the application and open the following link: https://zoom.us/j/5370593766?omn=97170090693

DATED at Toronto, Ontario, this 24th day of July, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

FIRST PHOSPHATE CORP.

“Laurence W. Zeifman”
Laurence W. Zeifman,
Chairman

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